

Mail Stop 4561

June 26, 2017

Stephen Murdoch
Chief Executive Officer
Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom

> **Re: Micro Focus International plc**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Confidentially Submitted June 6, 2017**
> **CIK No. 0001359711**

Dear Mr. Murdoch:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments, we are referring to our letter dated May 23, 2017.

Questions and Answers about the Transaction

"How will the Transactions impact the future liquidity and capital resources …," page 10

1.   Your revised disclosure indicates that you anticipate incurring headcount reduction and property rationalization costs, but they have yet to be quantified. To the extent that such anticipated costs become known prior to effectiveness, and are material, please update your disclosure.

U.S. Federal Income Tax Consequences, page 65

2.   You indicate that the tax opinion will provide that the transactions "should" qualify as reorganizations under the relevant sections of the U.S. Tax Code. Ensure that the opinion, when filed, explains why a more definite opinion cannot be provided, and describe the degree of uncertainty associated with the conclusion. Refer generally to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings.

The Distribution, page 66

3.   The conclusions presented at the bottom of page 66 are based on the assumption that the distribution taken together with the contribution, qualifies as a reorganization.   Note that the tax opinion may not include assumptions that assume the relevant tax issue. Please revise or advise.

Backlog, page 87

4.   Your response to prior comment 11 provides analysis for why backlog amounts are not material to HPE Software. Please consider incorporating the substance of your response into this discussion.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income, page 162

5.   Your pro forma adjustments to selling and distribution costs and research and development expenses are $431 million and $26 million, respectively. However, the disclosure on page 175 indicates that the incremental amortization of acquired identifiable intangible assets less Seattle's historical amortization of intangible assets is $351 million and $106 million for selling and distribution expense and research and development expense, respectively.   Please advise or revise your disclosure.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Pro forma adjustments to Seattle's financial statements, page 165

6.   Please revise to disclose how you determined the income tax provisions (benefits) in the Adjusted Seattle Statement of Comprehensive Income under IFRS. Disclose any discrete events that had material impacts on the effective tax rate during each presented period.

Note 4. Pro forma earnings per share, page 178

7.   Your disclosure indicates that pro forma EPS has been recalculated to show the impacts of the Merger assuming Micro Focus Shares issued in connection with the Merger have been outstanding at the beginning of the six months ended October 31, 2016. However, your disclosure on page 160 indicates that your pro forma statements of comprehensive income give effect to the Merger as if it had occurred on May 1, 2015, the first day of Micro Focus' fiscal year ended April 30, 2016. Please clarify your basis for determining the shares issued in connection with the Merger in your pro forma EPS calculations.

Audited Consolidated Financial Statements

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies

I. Group Accounting Policies

C. Revenue Recognition, page F-36

8.   For your bundled arrangements, please tell us the nature of the undelivered elements for which you do not have objective evidence of fair value. Also, clarify the reasons why you do not have objective evidence of fair value and how you considered the provisions of IAS 18.11.

F. Exceptional Items, page F-37

9.   We note your response to prior comment 26 and your disclosure that "(e)xceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group's financial performance." Please expand your disclosure to explain the criteria management applies to determine when an item's size, nature or incidence individually render it to be in management's judgement exceptional. Ensure your disclosure explains how you evaluate both revenue and income items as well as expense items.

11. Other Intangible Assets, page F-57

10.   Your response to prior comment 30 and your disclosure on page F-39 indicate that you capitalize your development costs for commercial products when the expected future economic benefits are probable to flow to you and that you amortize your development costs from the commencement of the commercial production of the product over the period of its expected benefit. It remains unclear to us why the amortization of development costs is aggregated with research and development expenses when these assets generate future economic benefits and are used in the commercial production of your product. It appears that the function of these costs is more akin to cost of sales and should not be aggregated with research and development. While we note your response indicates that these costs cannot be directly attributable to the sale of any individual unit, this does not appear to alter the primary function of these costs. We refer you to IAS 1.30.

11.   Please clarify the nature of technology acquired through business combinations and how the technology is used. Further, clarify the criteria used to determine when amortization commences and the criteria used to determine the estimated useful life. In this regard, we note your disclosure on page F-40 that intangible assets are amortized from the date they are available for use. Please further clarify when these assets are available for use.

You may contact Mengyao Lu, Staff Accountant at (202) 551-7271, or Laura Veator, Senior Staff Accountant at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: David A. Curtiss, Esq.
      Kirkland & Ellis LLP